Exhibit 99.3

Curaleaf Applies to List Subordinate Voting Shares on the Toronto Stock Exchange

NEW YORK, October 10, 2023 – Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it has filed its application to list the Company's subordinate voting shares on the Toronto Stock Exchange (the "TSX").

As previously announced, the Company completed a marketed offering of subordinate voting shares on October 3, 2023 in order to satisfy a condition required for a potential listing on the TSX.

“We are pleased to announce we have submitted our listing application to the TSX,” said Executive Chairman Boris Jordan. “I believe uplisting to the TSX will provide greater access to a broader set of global institutional investors, offer custody solutions backed by U.S. financial institutions, reduce volatility in our stock by having dedicated market makers, and make Curaleaf available for inclusion into indexes such as TSX and MSCI, all to the benefit of our stakeholders. We continually manage the business with the best interest of the Company in mind, and filing our application with the TSX is yet another step in that direction."

The listing of the subordinate voting shares on the TSX remains subject to the review of the TSX and is contingent on the satisfaction of all listing and regulatory requirements. There is no assurance that the TSX will approve the listing application or that the Company will complete the listing on the TSX as currently proposed.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 18 states with 150 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS
This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Company’s filing of an application to list its subordinate voting shares on the TSX and the Company’s ability to satisfy all listing and regulatory requirements of the TSX, including the implementation of any corporate reorganization required to satisfy the listing requirements of the TSX, the expected benefits of a listing of the subordinate voting shares on the TSX, including a greater access to a broader set of global institutional investors, an access to custody solutions backed by U.S. financial institutions, a reduction in the volatility in the Company’s stock by having dedicated market makers, and Curaleaf stock being included into indexes such as TSX and MSCI following the listing, as well as the potential legislative changes at the U.S. federal level surrounding cannabis being a Schedule I drug under the U.S. Controlled Substances Act. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release and which management believe to be reasonable. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, current and future market conditions, and risks related to federal, state, provincial, territorial, local and foreign government laws, rules and regulations, including federal and state laws in the United States relating to cannabis operations in the United State. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed May 1, 2023, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. There is no guarantee TSX will approve the listing application or that the Company will complete the listing on the TSX as currently proposed, which such listing remains subject to the Company meeting the listing and regulatory requirements of the TSX. If the TSX approves the listing of the subordinate voting shares of the Company on the TSX, the TSX will impose significant restrictions on the conduct of the U.S.-based operations of the Company, which such restrictions could have a material adverse effect on the Company, its business and its results of operation. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com